Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

First State Bancorporation:

We consent to the incorporation by reference in the registration statements on Form S-3 (333-17727 and 333-156517) and Form S-8 (333-3048, 333-92795, 333-83132, 333-107061, 333-131642, and 333-145816) of First State Bancorporation of our report dated March 31, 2010, with respect to the consolidated balance sheets of First State Bancorporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, which reports appear in the December 31, 2009, annual report on Form 10-K of First State Bancorporation.

Our report dated March 31, 2010 contains an explanatory paragraph stating that First State Bancorporation and its subsidiary First Community Bank (the “Bank”) entered into a written agreement, dated July 2, 2009, with their primary banking regulators that among other things, restricts certain operations, and requires the Company and the Bank to maintain sufficient capital and to submit a capital plan. The capital plans for the Company and the Bank were not accepted by their primary banking regulators. Further declines in their capital ratios or failure to maintain sufficient capital could expose the Company and the Bank to additional restrictions and regulatory actions, including being placed into a FDIC-administered receivership or conservatorship. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

KPMG LLP

Albuquerque, New Mexico

March 31, 2010